Exhibit 21.1

SUBSIDIARIES

NAME	JURISDICTION OF INCORPORATION OR FORMATION
HouseValues, LLC	Nevada
Soar Solutions, Inc.	Illinois
FastStart Real Estate Services, LLC	Nevada
FastStart Real Estate Services (California), Inc.	Nevada
FastStart Real Estate Services (Canada) Corporation	Nova Scotia
HouseValues Paymaster, LLC	Washington